Form 99.35 Summary of Changes to

Form SBSE of GIFMS Capital Company, LLC

Change #1:

Section V Item 13A of Form SBSE Schedule D:

Addition of new affiliate under common control with applicant:

Section V	Complete this section for control issues relating to ITEM 13A only.		
The details supplied relate to:			

1.	Partnership, Corporation, or Organization Name GUGGENHEIM INVESTMENTS LOAN ADVISORS, LLC	CRD Number (if any) 339528	UIC Number (if any)

(check only one)

This Partnership, Corporation, or Organization   [ ] *controls applicant*   [ ] *is controlled by applicant*   [X] *is under common control with applicant*

Business Address (*Street, City, State/Country, Zip + 4/Postal Code*) 300 FIRST STAMFORD PLACE, STAMFORD, CT 06902 USA	Effective Date MM DD YYYY 01/06/2026	Termination Date MM DD YYYY / /

Is Partnership, Corporation or Organization a foreign entity" [ ] Yes [X] No	If Yes, provide country of domicile or incorporation"	Check "Yes" or "No" for activities of this partnership Corporation, or organization:	▶ Securities [ ] Yes [X] No Activities:	Investment Advisory [X] Yes [ ] No Activities:

Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.

Guggenheim Investments Loan Advisors, LLC is wholly owned by Guggenheim Private Investments Holdings, LLC which is indirectly majority-owned by Guggenheim Capital, LLC